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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ViewCast.com, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
926713 10 8
(CUSIP Number)
David W. Brandenburg
401 North Point Road, #1002
Osprey, Florida 34229
(214) 498-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 26, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	926713 10 8	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS David W. Brandenburg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		254,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,626,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		254,000

WITH	10	SHARED DISPOSITIVE POWER

		1,626,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,880,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 926713 10 8	Page 3 of 5 Pages
Item 1. Security and Issuer
The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.0001 per share (the “Common Stock”), of ViewCast.com, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3701 W. Plano Parkway, Suite 300, Plano, TX 75075.
Item 2. Identity and Background
(a)	Name: David W. Brandenburg

(b)	Business Address: 401 North Point Road, #1002, Osprey, Florida 34229

(c)	Present Occupation: Philanthropist and private investor.

(d)	During the last five years, Mr. Brandenburg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, Mr. Brandenburg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States
Item 3. Source and Amount of Funds or Other Consideration
The aggregate purchase price of the 1,880,500 shares beneficially owned by Mr. Brandenburg is approximately $950,000, including brokerage commissions. The shares were acquired with personal funds through various accounts, some of which have margin capabilities. Among other things, Mr. Brandenburg may use these accounts to buy and sell securities, some on temporary margin. Since other securities, investments and funds used for expenses are held in these accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the shares.
Item 4. Purpose of Transaction
Mr. Brandenburg acquired the shares for personal investment and seeks to hold such securities for a sufficient period of time in order to realize enhancement in their value. Mr. Brandenburg may from time to time in the ordinary course sell such shares and/or purchase and/or sell additional shares of Common Stock for personal investment.

CUSIP No. 926713 10 8	Page 4 of 5 Pages
Mr. Brandenburg intends to discuss his appointment to the Board of Directors with the Issuer. Mr. Brandenburg has no other present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a-b) Mr. Brandenburg beneficially owns 1,880,500 shares of Common Stock, which represents approximately 5.8% of the outstanding Common Stares of the Issuer. Mr. Brandenburg maintains sole voting and dispositive power with respect to 254,000 of such shares. Of the remaining 1,626,500 shares of Common Stock beneficially owned by Mr. Brandenburg, 1,500,000 shares are held jointly by Mr. Brandenburg and his spouse and 126,500 shares are owned by Mr. Brandenburg’s spouse.
(c) On November 3, 2008, Mr. Brandenburg’s spouse purchased 4,381 shares of Common Stock at $0.341 per share on the OTC Bulletin Board. On November 26, 2008, Mr. Brandenburg’s spouse purchased 22,119 shares of Common Stock at $0.341 per share on the OTC Bulletin Board. On November 26, 2008, Mr. Brandenburg purchased 54,000 shares of Common Stock at $0.331 per share on the OTC Bulletin Board.
(d) Mr. Brandenburg’s spouse has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of 126,500 of the shares of the Issuer’s Common Stock reported in this Schedule.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7. Material Required to Be Filed as Exhibits
None.

CUSIP No. 926713 10 8	Page 5 of 5 Pages
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 5, 2008

By:	/s/ David W. Brandenburg
David W. Brandenburg